August 15, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Todd Schiffman

Re:	GREEN DOT CORP
Form S-3 filed August 11, 2025
File No. 333-289493
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Green Dot Corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Tuesday, August 19, 2025, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.
The Company hereby authorizes William L. Hughes of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to William L. Hughes of Orrick, Herrington & Sutcliffe LLP at (415) 773-5720.

Very truly yours,

GREEN DOT CORPORATION

By:	/s/ Amy Pugh
Name:	Amy Pugh
Title:	General Counsel

cc:	Jess Unruh, Green Dot Corporation
William L. Hughes, Orrick, Herrington & Sutcliffe LLP